Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-216126

Ford Motor Company

Final Term Sheet

6.200% Notes due 2059

Issuer:	Ford Motor Company

Trade Date:	May 20, 2019

Settlement Date:	May 28, 2019 (T+5)

Stated Maturity:	June 1, 2059

Principal Amount:	$750,000,000

Interest Rate:	6.200%

Yield to Maturity:	6.200%

Price to Public:	100.000% of principal amount plus accrued interest from the Settlement Date

Underwriting Discount:	1.000% with respect to Notes sold to institutional investors 3.150% with respect to Notes sold to retail investors

Net Proceeds (Before Expenses) to Issuer:	$726,542,968.75

Interest Payment Dates:	Quarterly on each March 1, June 1, September 1, and December 1, beginning September 1, 2019 (long first coupon)

Redemption Provision:

The Notes may be redeemed, in whole or in part, on or after June 1, 2024, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Over-Allotment Option:	None

Listing:	Ford intends to apply to list the Notes on the New York Stock Exchange

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. BMO Capital Markets, LLC Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC

CUSIP/ISIN:	345370 845 / US3453708451

Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-216126

It is expected that delivery of the Notes will be made against payment therefor on or about May 28, 2019, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.